TAHOE RESOURCES TO APPEAL CONFINEMENT OF EMPLOYEE BY
A LOWER COURT IN GUATEMALA

VANCOUVER, British Columbia - April 14, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) reports today that its wholly-owned subsidiary in Guatemala, Minera San Rafael (MSR), will appeal the court-ordered confinement of an MSR employee pending the investigation of a 2012 environmental claim. Despite inaccurate press reports to the contrary, the employee is not Escobal’s mine manager. The employee is in charge of regulatory issues, works with environmental regulators and was designated as the legal representative in this matter three years ago.

Yesterday, a lower court in the town of Cuilapa ordered the public prosecutor’s office to investigate the alleged discharge of water into the Escobal creek in April 2012, during the construction phase of the Escobal mine. A local anti-mining NGO, CALAS, initiated the claim against MSR in early 2012. Conducted by the independent laboratory, ACZ Laboratories, Inc., water sample analysis taken since 2010, judged by any objective standard, has consistently demonstrated that discharges from the Escobal mine have met regulatory standards, with no adverse impact to the local environment. MSR will appeal the court’s ruling relating to the employee’s confinement tomorrow. As is customary in cases of this type, the public prosecutor’s office requested the company’s legal representative be released on his own recognizance pending its investigation, but, in an unexpected move, the lower court granted CALAS’s demand that he be sent to jail.

“We are concerned for our valued employee and believe that the court overreached its authority in confining him while this environmental claim is being investigated. We expect the court of appeal to right this wrong and overturn the lower court’s order and release our employee expeditiously,” said Tahoe CEO, Alex Black. “The Escobal mine has been constructed to the highest environmental standards, either meeting or exceeding Guatemalan environmental laws. Environmental stewardship is a central pillar of our business and we continue to work closely with Guatemalan regulators to ensure our operation is clean, safe and responsible, especially in the context of local water sources. We feel confident the local authorities, through this investigation, will conclude the same,” added Mr. Black.

Forward-Looking Statements
Tahoe Resources is a Canadian corporation operating in Canada, the United States, Guatemala and Peru. This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). Wherever possible, words such as “plans,” “expects,” “intends” and similar expressions or statements that certain actions, events or results “may,” or “will” be taken or achieved have been used to identify forward-looking information. In particular, this news release describes potential future events related to appealing the court-ordered confinement of an MSR employee, the pending results of an investigation of a water discharge and compliance with Guatemalan environmental laws.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Forward-looking information reported herein is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management’s experience, current conditions and expected developments, and other factors that management believes are reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the merit of the court-ordered confinement of a Company employee, the accuracy of independent water sample analysis, the outcome of the pending investigation into the alleged discharge of water into a local creek and MSR’s ability to operate in a safe, clean, responsible and effective manner.

The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. Additional information on other risks and factors that could affect the operations or financial results of Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807